SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

NexPoint Healthcare Opportunities Fund

(Name of Issuer)

Class Z Shares of Beneficial Interest

(Title of Class of Securities)

65343K401

(CUSIP NUMBER)

Grant Scott, Director

CLO HoldCo, Ltd.

4140 Parklake Ave

Suite 600

Raleigh, NC 27612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65343K401	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLO HoldCo, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65343K401	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grant Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of CLO HoldCo, Ltd., a Cayman Islands exempted company (“CLO”), and Grant Scott (together, the “Reporting Persons”) relating to the Class Z Shares of Beneficial Interests (the “Shares”) of NexPoint Healthcare Opportunities Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons.

Grant Scott is the director of CLO. This Amendment is being to report that the Reporting Persons no longer hold any Shares of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons own 0 Shares of the Issuer.

(b) The Reporting Persons have the power to vote and dispose of 0 Shares of the Issuer.

(c) Annex A attached hereto lists all transactions in the Shares during the past sixty (60) days by the Reporting Persons. The transactions in the Shares were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) As of August 24, 2018, the Reporting Persons ceased to be the beneficial owner of five percent (5%) or more of the Shares of the Issuer.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2018

CLO HOLDCO, LTD.

By:	/s/ Grant Scott
Name: Grant Scott
Title: Director

/s/ Grant Scott
Grant Scott

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Shares effected in the last sixty days by the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 9, 2018.

Date	Effected By	Purchase/Sale	Quantity	Price
8/24/2018	CLO	Sale	250,000	$18.22